Exhibit 99.1

Aurora Cannabis Broadens Senior Leadership Team

TSX | NYSE: ACB

Darren Karasiuk Promoted to Chief Commercial Officer and Jill Swainson Promoted to Chief Legal Officer and Corporate Secretary

EDMONTON, Feb. 21, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) is pleased to announce that effective immediately, Mr, Darren Karasiuk, formerly Executive Vice President Adult Usage, Global, has been promoted to Chief Commercial Officer. Additionally, the Company has promoted, effective immediately, Ms. Jill Swainson, previously Senior Vice President Legal Affairs, to Chief Legal Officer and Corporate Secretary of the Company.

"These appointments reflect the commitment we've made to continuously strengthen our leadership team as we scale up our organization while recognizing the tremendous achievements of Jill and Darren since joining our company," said Terry Booth, CEO of Aurora. "We identified early on that Darren was instrumental in the success that MedReleaf, and now Aurora, has had in the development of well-respected brands which have resonated strongly within both our medical and domestic consumer markets. His success to date has been an invaluable asset to Aurora in developing alignment within our organization to continue driving sustainable business growth."

Mr. Booth added, "Jill has worked with our senior leadership team since Aurora was formed, leveraging her extensive experience and legal acumen which has been critical in successfully executing our business strategy. Throughout her tenure here, she has demonstrated the highest standard of due care in her ongoing commitment to achieving Aurora's goals and I'm pleased to recognize her hard work and numerous accomplishments with this promotion."

Chief Commercial Officer

Mr. Karasiuk joined the Company through the acquisition of MedReleaf and has been instrumental in executing Aurora's successful launch into the Canadian consumer market, achieving strong brand recognition of the Company's key consumer brands, Aurora, AltaVie and San Rafael '71. In his new role, Mr. Karasiuk will be responsible for the company's commercial strategy, including the development of an aligned organization to drive sustainable business growth. The role includes oversight of key customer facing functions including marketing, sales, insights and analytics, as well as customer service - and strategic linkages with product development and partnerships. At MedReleaf, Mr. Karasiuk served as VP Strategy and later SVP and GM, Recreational Market. Prior to joining MedReleaf, Darren was Vice President, Insights & Advisory at Deloitte.

Chief Legal Officer & Corporate Secretary

Previously, Ms. Swainson served as Aurora's Senior Vice President and General Counsel. In this new role, Ms. Swainson will be responsible for overseeing Aurora's in-house legal team while minimizing legal risks to Aurora by advising the company's officers and board members on any legal and regulatory issues. As Corporate Secretary, Ms. Swainson will be responsible for ensuring the integrity of Aurora's governance framework, compliance with statutory and regulatory requirements and implementing decisions made by the Board of Directors. Prior to joining Aurora in January 2018 as General Counsel, Ms. Swainson was a Partner at Brownlee LLP where she handled a variety of business law matters, including corporate, commercial, intellectual property, and securities work. In addition to her general practice of business law, over the past several years she has developed an expertise in providing general counsel and advisory services to clients within the heavily regulated and increasingly complex cannabis industry.

Options and RSU Grant

The Company has awarded Officers of the Company 105,000 options, pursuant to the Company's Stock Option Plan, exercisable at a price of $9.43 per common share. The options shall vest over a period of three years in equal annual installments. Additionally, the Company has granted 5,000 Restricted Share Units, vesting over three years in annual installments.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 23 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE:HITI).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com
Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 21-FEB-19